Unicobe Corp.

Serdike 17A, ap. 37

Sofia, Bulgaria, 1000

Phone: +17028506585

July 11, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Unicobe Corp.

Request for Withdrawal Pursuant to Rule 477

of Post-Effective Amendment No. 1 to Form S-1 filed under form type POS AM

(File No. 333-206916)

Ladies and Gentleman:

On behalf of Unicobe Corp. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On March 28, 2017, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-1 (File No. 333-206916) under form type POS AM (accession number 0001652871-17-000004). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such POS AM filing.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call Anatoliy Kanev at (702) 850-6585.

Sincerely, /s/ Anatoliy Kanev Anatoliy Kanev